bLUE WATER VACCINES, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, Ohio 45202

September 14, 2022

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Sarmento

Re:	Blue Water Vaccines, Inc.

Registration Statement on Form S-1

Originally Filed August 29, 2022

File No. 333-267142

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blue Water Vaccines, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on September, 19, 2022 (the “Effective Time”). The Company hereby grants to each of Barry I. Grossman, Esq. and Jessica Yuan, Esq. the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer